SOCIETE GENERALE
Corporate & Investment Banking

RECEIVED
2006 SEP -6 P 1:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Governor Tipton
Managing Director
Deputy General Counsel
LEGAL

Tel: 212 278 6974
Fax: 212 278 7439
governor.tipton@sgcib.com

[redacted]

06016617

August 31, 2006

By Express Mail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
SEP 08 2006
THOMSON
FINANCIAL

SUPPL

Re: Societe Generale (File No. 82-3501)

Dear Sirs:

The following documents are being submitted to you in connection with Societe Generale's exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press release, August 3, 2006 - - 2006 Second Quarter results;

2. Press Release, July 25, 2006 - - Creation of SFS HellasFiance, a consumer finance company, in Greece;

3. Press Release, July 19, 2006 - - Launch of CrediBul, a consumer finance company, in Bulgaria;

4. Press Release, July 10, 2006 - - Launch of CrediAgora, a consumer finance company, in Portugal;

5. Press Release, July 7, 2006 - - Appointments in the Corporate Resources and Human Relations Department;

6. Press Release, July 7, 2006 - - Acquisition of SKT Bank, a consumer finance company, in Russia;

7. Press Release, June 30, 2006 - - Acquisition of Splitska Banka, a universal bank, in Croatia;

dlw 9/7

8. Press Release, June 6, 2006 - - Acquisition of a 10% minority stake in Rosbank, a retail bank, in Russia; and

9. Press Release, May 30, 2006 - - General Meeting of Shareholders.

Thank you.

Yours truly,

Enclosures

cc: Jason Hoberman

SPLITSKA BANKA

Press Release

Paris, 30 June 2006

Société Générale finalizes acquisition of Splitska Banka in Croatia

Société Générale finalized today the acquisition of **Splitska Banka** in Croatia following approval from the Croatian National Bank.

Splitska Banka is a universal bank with a 9.0% market share of assets in Croatia. The bank has 1,112 employees and 112 branches. Splitska Banka operates the fourth largest retail banking network nationwide and serves 460,000 retail clients and 2,000 corporate customers. It is a market-leader on the fast growing Dalmatian coast and one of the top corporate banking franchises in the country.

Didier Alix, Chief Executive Officer Retail Banking, said *"Splitska Banka is a well-managed bank with significant growth potential. We will keep its name and its head office in Split. This acquisition consolidates our positions in the region and contributes to providing enhanced services to our regional and international corporate clients."*

This acquisition strengthens Société Générale's position as a major regional player. The Group is already established in Serbia, Slovenia and Montenegro with almost 1 million clients and 238 branches in the region. Société Générale expects to derive material synergies with its existing operations in these markets as well as with other divisions of the Group including leasing, car financing, asset management, life insurance, custody, corporate and investment banking.

Moreover, Société Générale is strongly established in central and eastern Europe through its subsidiaries in the Czech Republic (Komercni Banka is # 2 bank with 363 branches, 1.2 million retail and 285,000 corporate clients as of end-March 2006) and Romania (BRD is # 2 bank, with 367 branches, 1.8 million retail and 110,000 corporate clients as of end-March 2006).

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SOCIETE GENERALE
A French corporation with share capital of EUR 542,860,226.25
552 120 222 RCS PARIS

Société Générale

Société Générale is one of the largest financial services groups in the euro-zone. The Group employs more than 103,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves about 19 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 1,418 billion, December 2005) and under management (EUR 386 billion, December 2005).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.

www.socgen.com

РУСФИНАНС
ГРУППА СОСЬЕТЕ ЖЕНЕРАЛЬ

Press Release

Paris, 7 July 2006

Rusfinance, Société Générale's wholly owned subsidiary in Russia, completes acquisition of SKT Bank

Societe Generale completed the acquisition of **SKT Bank** via Rusfinance, its consumer finance subsidiary, on 4 July 2006, following approval by Russian authorities.

SKT Bank, headquartered in Moscow, is specialized in express car loans in dealerships. Thanks to its strong regional presence and dynamic, professional teams, the bank is currently active in more than 50 regions in Russia and manages a portfolio of over EUR 220 M.

The SKT Bank acquisition strengthens the geographic coverage of Société Générale's consumer finance business in Russia, in particular in Moscow and Saint Petersburg, as well as reinforcing its expertise in express car finance.

The integrated structure will group together Société Générale's consumer finance activities in Russia, including point of sale and car financing in dealerships, and will operate under the unique brand "Rusfinance Bank". Active in more than 60 Russian regions with over 5,000 staff, Rusfinance and Rusfinance Bank manage a loan portfolio of over EUR 630 M, and serve more than 800 000 individual customers.

This acquisition is perfectly in line with Société Générale's development strategy for Specialized Financial Services in Russia. Currently Société Générale's presence on the Russian market includes the integrated consumer finance structure Rusfinance and Rusfinance Bank; the universal bank Société Générale Vostok; mortgage specialist Delta Credit; ALD Automotive (operational leasing and fleet management); and Sogecap (life insurance). In addition, Société Générale recently announced the acquisition of a 10% minority stake in Rosbank, an important player in the Russian banking market.

PRESS RELATIONS
SOCIETE GENERALE

Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
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SOCIETE GENERALE
A French corporation with share
capital of EUR 542,860,226.25
552 120 222 RCS PARIS

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs more than 103,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 19.8 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 1,521 billion, March 2006) and under management (EUR 402 billion, March 2006).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

SKT Bank (Stolichny Express)
SKT Bank is a rapidly-growing young Russian bank, headquartered in Moscow. Like Rusfinance, SKT Bank specializes in individual consumer loans, in particular the express car loans. The Bank is represented in Moscow, Saint Petersburg and 50 other Russian regions with more than 1.000 staff.
In 2005, the bank "SKT" was included in the top 50 Russian banks by the volume of the outstanding loans.

www.stolichny.ru

Rusfinance and Rusfinance Bank
The merged structure Rusfinance and Rusfinance Bank (new name of Promek-Bank, acquired in July 2005) are 100% consumer finance subsidiary of Societe Generale Group, acting via two main channels: direct sales (via post, Internet and telephone) and commercial partners (car dealers and retail commercial chains). Two years after the launch of the consumer finance activity, Rusfinance and Rusfinance Bank acquired more than 800 000 clients and a network of more than 3600 retail partners (retail chains and car dealers). Based on the immediate decision-making process, loan solutions are maintained by fully automatized sophisticated IT internet platform and scoring models ranked among the most efficient in the Russian market.

www.rusfinancebank.ru

www.rusfinance.ru

SOCIETE GENERALE

Press release

Paris, 7 July 2006

Appointments in the Corporate Resources and Human Relations Department

Anne Marion-Bouchacourt, Head of Human Resources for Société Générale Corporate and Investment Banking, has been appointed Head of Corporate Resources and Human Relations for the Société Générale Group and member of the Group's Executive Committee, replacing **Bernard de Talancé** who is eligible for retirement on 1 November 2006.

Referring to these appointments, Daniel Bouton, Chairman and Chief Executive Officer, said: "I would like to emphasise the important work that Bernard de Talancé and the teams that supported him in his operating roles at the investment bank, and as Head of Human Resources, have helped to achieve".

Anne Marion-Bouchacourt will be assisted by **Albert Le Dirac'h,** currently CEO of SGBT Luxembourg, who will assume the role of Deputy Head of Corporate Resources and Human Relations for the Société Générale Group. Albert Le Dirac'h will also become a member of the Group's Management Committee.

Anne Marion-Bouchacourt is 46 years old and a graduate of the Ecole Supérieur de Commerce in Paris, with a degree in chartered accountancy and a post-graduate specialist diploma in financial management (capital markets). Anne Marion-Bouchacourt began her career in 1981 in one of the main consultancy firms of PWC (Price Waterhouse Coopers), where she managed strategy studies and reorganisation projects for retail activities and large companies (banks, insurance). In 1985, she was appointed Senior Manager in the financial services sector at PWC. In 1999, Anne Marion-Bouchacourt joined Gemini Consulting as Vice President. She then moved to Solving International as Vice President in 2002, before becoming Head of financial services. In this position, she carried out several strategy consultancy assignments for Société Générale, acquiring a very good knowledge of the company. In 2004, Anne Marion-Bouchacourt joined Société Générale as Head of Human Resources for Société Générale Corporate and Investment Banking.

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+33 (0)1 42 14 95 77
Hélène AGABRIEL
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+33 (0)1 42 14 52 86
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+33 (0)1 42 14 58 19

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SOCIETE GENERALE
Société Anonyme au capital
de 542.860 226.25 EUR
552 120 222 RCS PARIS

Bernard de Talancé was born in 1946 and is a graduate of the Institut d'Etudes Politiques in Paris. In 1969, Bernard de Talancé joined Société Générale, moving to the Specialised Financing Division in 1971. In 1978, he was appointed Deputy Managing Director of Arrendadora internacional S.A. Mexico. In 1982, he became Managing Director of Trilease International LTD in Hong Kong. In 1986, he was appointed Chief Executive Officer of the Sogelease network and then Head of the agro-food and distribution division in 1991. In 1995, he became Deputy Head of Human Resources and Relations for the Group, and then in 1998, Head of Resources for the International and Finance Division (which is now Société Générale Corporate & Investment Banking). In 1999, he was appointed Assistant to the Deputy Chief Executive Officer of the International and Finance Division.

Albert Le Dirac'h was born in 1954 and began his career in GAN IARD inside the management unit of the general agents network. Albert Le Dirac'h joined Société Générale in 1980 working in the Inspection Générale (internal audit) department. In 1987, he moved to the newly created Capital Markets department within the back offices, which he headed up from 1989. In 1995, Albert Le Dirac'h became responsible for the Management of Human Resources within the Human Resources and Relations Department. Appointed Chief Executive Officer of SGBT Luxembourg in 1999, Albert Le Dirac'h has been jointly assuming the role of Head of SG Private Banking for the Benelux since 2001.

Société Générale

Société Générale is one of the largest financial services groups in the euro-zone. The Group employs more than 103,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 19,8 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 1,521 billion, March 2006) and under management (EUR 402 billion, March 2006).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

SOCIETE GENERALE

Communiqué de Presse

Paris, 10 July 2006

Société Générale sets up a new consumer finance subsidiary in Portugal

Société Générale announces the launch of CrediAgora, a new subsidiary specialized in the field of consumer finance on the Portuguese market.

CrediAgora is located in Sintra, close to Lisbon. It will provide financing solutions tailored to customers' needs through a large range of products in car financing and retailing sector.

With 11 million inhabitants, a high level of household consumption and frequent use of credit, Portugal offers considerable potential for consumer finance activities.

This new from-scratch creation is a further affirmation of Société Générale Group's strategy to develop its consumer finance activities abroad and to reinforce its positions in Europe in this business.

CrediAgora will compliment the Group's Specialised Financial Services set-up in Portugal adding consumer finance activity to its current offer : Operation Car Leasing and Fleet Management (ALD Automotive).

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs more than 103,000 people worldwide in three key businesses:
- Retail Banking & Financial Services: Société Générale serves more than 19,8 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 1,521 billion, March 2006) and under management (EUR 402 billion, March 2006).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

SERVICE DE PRESSE
SOCIETE GENERALE

Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Hélène AGABRIEL
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Laura SCHALK
+33 (0)1 42 14 52 86
Mireille MOURTADA
+33 (0)1 42 14 58 19

COMM/PRS
Tour Société Générale
92972 Paris La Défense cedex
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www.socgen.com

SOCIETE GENERALE
Société Anonyme au capital
de 542.860 226.25 EUR
552 120 222 RCS PARIS

SOCIETE GENERALE
Consumer Finance

Press Release

Paris, 19 July 2006

Société Générale Consumer Finance sets up new subsidiary in Bulgaria

Société Générale Consumer Finance announces the launch of **CrediBul**, a new subsidiary specialized in the field of consumer finance in Bulgaria.

CrediBul, headquartered in Sofia, will provide financing products tailored to Bulgarian market in point of sale financing and non-affected credits. These financing solutions will be distributed through a network of partners across Bulgaria.

With a population of 8 million inhabitants, increasing consumption and a low level of household debt, Bulgaria offers considerable potential for the development of consumer finance activities.

The creation of **CrediBul** is in line with the development strategy of Société Générale Consumer Finance, reinforcing its presence in Central and Eastern Europe. **CrediBul** will complement the network of operating entities in the region : in Hungary, the Czech Republic, Romania, Poland, Russia, Ukraine, and now in Bulgaria.

This new « ex nihilo » creation enables Société Générale Consumer Finance to reinforce the international share of its activities in Europe and confirms the will of the Group to pursue the development of consumer finance activity abroad.

The geographical coverage of Société Générale Consumer Finance now extends to 16 countries.

SERVICE DE PRESSE
SOCIETE GENERALE

Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Hélène AGABRIEL
+33 (0)1 41 45 97 13

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+33 (0)1 42 14 52 86
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+33 (0)1 42 14 58 19

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SOCIETE GENERALE
Société Anonyme au capital
de 542.860 226.25 EUR
552 120 222 RCS PARIS

Société Générale

Société Générale is one of the largest financial services groups in the euro-zone. The Group employs more than 103,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 19,8 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 1,521 billion, March 2006) and under management (EUR 402 billion, March 2006).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

Société Générale Consumer Finance

Société Générale Consumer Finance manages the international consumer finance activities of the Group. It employs more than 10 500 persons and manages subsidiaries in 16 countries and around EUR 14 bn outstanding. It provides financing solutions to individuals through various distribution channels :

- Point of sale financing
- Financing in car dealerships
- Direct financing

Société Générale Consumer Finance regularly ranks among the main players on the local markets where it operates : in France, Italy, Germany, Morocco and Russia for example.

SOCIETE GENERALE
Consumer Finance

Press Release

Paris, 25 July 2006

Société Générale Consumer Finance sets up new subsidiary in Greece

Société Générale Consumer Finance announces the creation of **SFS HellasFinance**, specialized in consumer finance, based in Greece.

SFS HellasFinance merges the activities of Geneki Card (a Société Générale entity, specialized in credit card management) with those of Chrofin (a Greek firm offering car financing via car dealers and operational car leasing, recently purchased by Société Générale Consumer Finance).

SFS HellasFinance provides a full range of financing solutions (third party management, prescription, direct sale, financing in car dealerships) and offers a wide selection of products tailored to customers' needs (redeemable loans, revolving credit, credit card, LOA,...).

SFS HellasFinance plans to develop its consumer finance activities in Greece and provide financing solutions through a network of 95 car dealer partnerships, Geneki Bank's retail banking network and direct sales.

With a team of 155 people, **SFS HellasFinance** manages a loan book of over 135 MEUR in addition to managing 300 MEUR on behalf of Geniki Bank, for a customer portfolio over 180 000 accounts.

For Jean-François GAUTIER, Head of Specialized Financial Services : « *With SFS HellasFinance, Société Générale Consumer Finance today has a strong set up which will encourage the development of the Group's consumer finance activities in Greece. It will allow to quickly foresee the growth of its credit outstanding, drawing on a complete range of products and a multi-channel commercialisation*».

This operation is in line with the development strategy of Société Générale Consumer Finance, reinforcing its international coverage and its ambitions as a major European player in consumer finance.

SFS HellasFinance complements Société Générale's existing set up in Greece in terms of retail banking activities (Geniki Bank) and in private management and securities custody services, and will contribute to increased synergies with the Group's other activities in the country.

SERVICE DE PRESSE
SOCIETE GENERALE

Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Hélène AGABRIEL
+33 (0)1 41 45 97 13

Laura SCHALK
+33 (0)1 42 14 52 86
Mireille MOURTADA
+33 (0)1 42 14 58 19

COMM/PRS
Tour Société Générale
92972 Paris La Défense cedex
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www.socgen.com

SOCIETE GENERALE
Société Anonyme au capital
de 548.431 403,75 Euros
552 120 222 RCS PARIS

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs more than 103,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 19,8 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 1,521 billion, March 2006) and under management (EUR 402 billion, March 2006).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

Société Générale Consumer Finance
Société Générale Consumer Finance manages the international consumer finance activities of the Group. It employs more than 10 500 persons and manages subsidiaries in 16 countries and around EUR 14 bn outstanding. It provides financing solutions to individuals through various distribution channels :

- Point of sale financing
- Financing in car dealerships
- Direct financing

Société Générale Consumer Finance regularly ranks among the main players on the local markets where it operates : in France, Italy, Germany, Morocco and Russia for example.

SOCIETE GENERALE

RECEIVED
2006 SEP -6 P 1:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press Release

August 3 2006

Excellent second quarter 2006

- **Very strong organic growth: revenues up 26.6%* vs. Q2 05**
- **Very low cost/income ratio: 61.1%**
- **Cost of risk remains low: 21 bp**
- **Net income: EUR 1,320m (+37.9% vs. Q2 05)**
- **Group ROE after tax: 25.7%**

First half results up sharply

- **Sustained growth in operating income: +33.3%* vs. H1 05**
- **Group ROE after tax: 27.9%**
- **Net earnings per share: 6.76 EUR (+26.1% vs. H1 05)**
- **Tier 1 ratio at 30/06/06: 7.3%**

---

* When adjusted for changes in Group structure and at constant exchange rates.

PRESS RELATIONS
SOCIETE GENERALE

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+33 (0)1 42 14 58 19

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SOCIETE GENERALE
A French corporation with share
capital of EUR 548,431,403.75
552 120 222 RCS PARIS

At its meeting of August 2nd 2006, the Board of Directors of Société Générale examined the results for the second quarter of 2006. The Group continued to enjoy strong organic growth. The French Networks delivered strong performances, while the Group's growth drivers (Retail Banking outside France, Financial Services, Global Investment Management and Services) maintained very good business momentum. As for Corporate and Investment Banking, the business once again reported excellent results this quarter. At the same time, the Group continued its policy of targeted acquisitions designed to consolidate its customer base and gain footholds in new markets.

The Group's consistently strong performance was acknowledged by Euromoney magazine, which in July 2006 named Société Générale "Global Best Bank 2006".

1. GROUP CONSOLIDATED RESULTS

In EUR million	Q2 06	Q2 05	Chg Q2/Q2	H1 06	H1 05	Chg H1/H1
Net banking income	**5,709**	**4,455**	**+28.1%**	**11,484**	**9,204**	**+24.8%**
*On a like-for-like basis**			*+26.6%*			*+22.3%*
Operating expenses	**-3,489**	**-2,897**	**+20.4%**	**-6,901**	**-5,882**	**+17.3%**
*On a like-for-like basis**			*+19.3%*			*+15.2%*
Gross operating income	**2,220**	**1,558**	**+42.5%**	**4,583**	**3,322**	**+38.0%**
*On a like-for-like basis**			*+40.0%*			*+34.7%*
Operating income	**2,068**	**1,443**	**+43.3%**	**4,269**	**3,134**	**+36.2%**
*On a like-for-like basis**			*+42.1%*			*+33.3%*
Net income	**1,320**	**957**	**+37.9%**	**2,791**	**2,183**	**+27.9%**

	Q2 06	Q2 05	H1 06	H1 05
Group ROE after tax	**25.7%**	**22.2%**	**27.9%**	**25.9%**
Business line ROE after tax	**33.3%**	**26.5%**	**34.2%**	**29.7%**

The second quarter of 2006 was marked by a stock market correction in mid-May, notably in emerging markets, and a strong increase in volatility. Nevertheless, although mixed, the financial and economic environment remained favourable overall for the Group's businesses: economic activity in the US and Europe was robust and European long rates increased. The fluctuating dollar, higher oil prices and strong volatility in the equity markets only partially weighed on the Group's business. At the same time, the credit risk environment remained highly favourable over the period.

Against this backdrop, the Group reported very good performances over the quarter, posting gross operating income of EUR 2,220 million, up 40.0%* on Q2 05, and net income of EUR 1,320 million, up by a substantial 37.9%.

Net income for the first half of 2006 was 27.9% higher than in H1 05, at a total of EUR 2,791 million.

* When adjusted for changes in Group structure and at constant exchange rates.

Net banking income

Net banking income for the quarter came out at EUR 5,709 million, 26.6%* ahead of Q2 05, (+28.1% in absolute terms), fuelled by strong organic growth in business activity. Revenues rose notably in the Group's growth drivers (Retail Banking outside France, Financial Services, Global Investment Management and Services). The French Networks and Corporate and Investment Banking also delivered notable performances.

Net banking income for the first half was EUR 11,484 million, representing a substantial 22.3%* rise in relation to H1 05 (+24.8% in absolute terms).

Operating expenses

Operating expenses grew at a much slower pace than revenues (+19.3%* versus Q2 05) through a combination of increased investment in organic growth and tight cost control.

The Group continued to make improvements in its operating efficiency, reducing its cost/income ratio to a very low level of 61.1% for Q2 06, as against 65.0% in Q2 05.

The cost/income ratio for the first half came out at 60.1%, down from 63.9% for the same period in 2005.

Operating income

Gross operating income for the second quarter rose sharply to EUR 2,220 million, an increase of 40.0%* in relation to Q2 05.

For the eleventh consecutive quarter, the Group's cost of risk was very low (21 bp of risk-weighted assets), reflecting the favourable credit environment, but also a number of specific internal factors: the diversification of the business-mix, improvements in risk management techniques and hedging of high-risk exposure. For the ninth consecutive quarter, the Corporate and Investment Banking arm made a net provision reversal, in the amount of EUR 35 million for Q2 06.

Overall, operating income for the quarter rose 42.1%* in relation to Q2 05 (+43.3% in absolute terms) reaching a total of EUR 2,068 million.

Operating income for the first half amounted to EUR 4,269 million, representing a strong 33.3%* rise on the previous year (+36.2% in absolute terms).

Net income

After deducting tax (effective quarterly tax rate for the Group: 29.7%) and minority interests, Group net income amounted to EUR 1,320 million, a rise of 37.9% on Q2 05. After-tax ROE was high (25.7%), compared with 22.2% in Q2 05.

Net income for the first half totalled EUR 2,791 million, up 27.9% on H1 05, while after-tax ROE was very high at 27.9%, compared with 25.9% for H1 05.

Net EPS for the first half stood at EUR 6.76 (+26.1 % vs. H1 05).

2. CAPITAL BASE

At June 30th 2006, Group shareholders' equity amounted to EUR 24.9 billion[1] and book value per share to EUR 57.1, including EUR 3.8 per share of unrealised capital gains. Overall risk-weighted assets rose by 14.6%* (+16.4% in absolute terms) between June 30th 2005 and June 30th 2006, as a result of strong organic growth, notably in Corporate and Investment Banking and the French Networks; however, this was still below the rate of NBI growth. At June 30th 2006, the Group's Tier one ratio stood at 7.3%.

After the buyback of 1.3 million shares during the first half of 2006, the Group held 19.1 million of its own shares (i.e. 4.4% of its capital) at June 30th 2006, excluding those held for trading purposes.

The Group is rated Aa2 by Moody's, AA- (with a positive outlook) by S&P, and AA by Fitch. Société Générale is one of the best-rated banking groups.

[1] This figure includes (i) EUR 1 billion from the issue of deeply subordinated notes in January 2005, (ii) EUR 1.6 billion of unrealised capital gains and (iii) EUR 0.3 billion from two undated subordinated notes previously booked as debt.

3. RETAIL BANKING AND FINANCIAL SERVICES

French Networks

In EUR million	Q2 06	Q2 05	Chg Q2/Q2	H1 06	H1 05	Chg H1/H1
Net banking income	1,695	1,486	+14.1%[(a)]	3,363	3,006	+11.9%[(b)]
Operating expenses	-1,071	-1,055	+1.5%	-2,179	-2,120	+2.8%
Gross operating income	624	431	+44.8%	1,184	886	+33.6%
Net allocation to provisions	-71	-67	+6.0%	-132	-135	-2.2%
Operating income	553	364	+51.9%	1,052	751	+40.1%
Net income	354	226	+56.6%	670	466	+43.8%

	Q2 06	Q2 05	H1 06	H1 05
ROE after tax	25.1%	18.0%	24.1%	18.9%

(a) +5.3% excluding impact of changes in PEL/CEL provisions
(b) +7.3% excluding impact of changes in PEL/CEL provisions

During the second quarter, the domestic retail banking environment was marked by three factors: an abrupt halt to the strong equity market performances, a confirmation of the rise in interest rates, and a noticeable pick-up in business demand for investment loans. Despite the fiercely competitive market, the Société Générale and Crédit du Nord networks delivered dynamic commercial performances, in line with previous quarters, and reported increases both in the customer base and the number of products per customer.

The number of personal current accounts increased by 3.3% year-on-year (+191,300 on a net basis over one year and +45,500 in the second quarter alone). In May, total personal current accounts at the Société Générale Network exceeded the five million mark. Housing loan issuance for the second quarter totalled EUR 4.9 billion (+11.5% on Q2 05). Life insurance premiums were boosted by the transfer of funds hitherto invested in older generations of housing savings agreements (PEL/CEL); the increase in premiums (+26% on Q2 05, at EUR 2.5 billion, +35% versus H1 05, at EUR 5.9 billion) was still above the market average.

In June, the Société Générale Network successfully launched a new day-to-day banking offer for business customers, Jazz Pro, which combines simplicity and flexibility. Outstanding investment loans increased by a substantial 14.9% on Q2 05.

From a financial perspective, the two networks[1] posted a sharp increase in consolidated net banking income for the quarter (+14.1% on Q2 05) generating a combined total of EUR 1,695 million. Consolidated net banking income for the first half increased by 11.9%. IAS 32 & 39 continue to make net interest income artificially volatile; if NBI is adjusted for changes in PEL/CEL housing savings

[1] The revenue of the Société Générale Network does not include that of the Private Banking business in France, which is booked under the Global Investment Management & Services division.

accounts provisions to give a more accurate reflection of underlying performance (provision reversal of EUR 78 million in Q2 06 and EUR 108 million in H1 06; EUR 50 million allocation to provisions in Q2 05 and EUR 27 million in H1 05), the increase comes out at 5.3% between Q2 05 and Q2 06, and at 7.3% between H1 05 and H1 06.

Excluding the impact of PEL/CEL provisions, net interest income was up +4.4% on Q2 05 (+20.5% including the impact of PEL/CEL provisions). This progression is the result of a combination of both favourable and unfavourable factors. The positive volume effect due to the rapid increase in average outstanding sight deposits (+8.6%) and average outstanding loans (+13.5%) contributed. Similarly, market rate increases are slowing the erosion of the average rate of interest on interest-earning assets witnessed in recent years. However, this is simultaneously squeezing lending margins, as customer lending terms are being adjusted with ever increasing delays due to the growing competition in the market.

Fee and commission income rose 6.4% on Q2 05. This performance was mainly attributable to growth in financial commissions (+12.4%), due in particular to life insurance premiums, and in spite of the stock market correction. Growth in service commissions was slower (+4.1%). The dynamic business momentum was counter-balanced by a modest price effect, as both networks kept a close eye on their price competitiveness.

The increase in operating expenses remained very modest (+1.5% on Q2 05, which was a high comparative base due to the provisioning of early retirement costs, which was completed at the end of 2005), well below the increase in revenues. First half operating expenses edged up by 2.8%.

The division's cost/income ratio for the quarter thus stood at 66.2%, down from 68.7% a year earlier (excluding the impact of PEL/CEL provisions). For the first half, the cost/income ratio stood at 66.9% (excluding the impact of PEL/CEL provisions).

The net cost of risk remained low at 26 bp of risk-weighted assets, versus 30 bp in Q2 05. This low level reflects the quality of the customer base in a continued favourable lending environment.

Net income for the French Networks amounted to EUR 354 million for the quarter, up 56.6% on Q2 05. ROE after tax for the quarter was 25.1% (21.4% excluding the impact of PEL/CEL provisions) versus 18.0% (20.6% excluding the impact of PEL/CEL provisions) in Q2 05.

For the first half, net income stood at EUR 670 million, up 43.8% on H1 05. Group ROE after tax for the first half stood at 24.1% (21.5% excluding the impact of PEL/CEL provisions) versus 18.9% (19.6% excluding the impact of PEL/CEL provisions) for the same period last year.

Retail Banking outside France

In EUR million	Q2 06	Q2 05	Chg Q2/Q2	H1 06	H1 05	Chg H1/H1
Net banking income	669	572	+17.0%	1,310	1,113	+17.7%
On a like-for-like basis			*+13.0%*			*+13.1%*
Operating expenses	-395	-341	+15.8%	-773	-668	+15.7%
On a like-for-like basis			*+13.5%*			*+12.8%*
Gross operating income	274	231	+18.6%	537	445	+20.7%
On a like-for-like basis			*+12.3%*			*+13.6%*
Net allocation to provisions	-53	-27	+96.3%	-101	-55	+83.6%
Operating income	221	204	+8.3%	436	390	+11.8%
On a like-for-like basis			*+5.5%*			*+4.1%*
Net income	108	96	+12.5%	219	190	+15.3%

	Q2 06	Q2 05	H1 06	H1 05
ROE after tax	37.1%	41.8%	38.6%	42.4%

Retail Banking outside France is one of the Group's main growth drivers.

In the second quarter, the international retail banking networks continued their strong business momentum: the number of individual customers has risen by 587,000 since end-June 2005, representing a 10.7% increase over one year at constant structure. Outstanding customer deposits and loans also grew by 9.7%* and 38.6%* respectively in the individual customer market and by 19.0%* and 20.1%* in the business customer market.

The division is continuing its strategy of strong organic growth, opening a net total of over 300 branches over one year (excluding acquisitions), primarily in Romania, the Czech Republic and Serbia. In the second quarter of 2006 alone, the number of branch openings totalled 100. The division has also increased its headcount by 2,940 (executives and technicians) over one year, at constant structure, with the majority of these hirings on the sales side. Overall, at end-June 2006, Retail Banking outside France had approximately 32,800 staff and over 2,000 branches.

The Group also continued to build up its international banking networks through acquisitions:

- On June 30th, it completed the acquisition of Splitska Banka[1], Croatia's fourth largest retail banking network with 112 branches, over 460,000 individual customers and 2,000 business customers. This universal bank has a strong presence on the rapidly developing Dalmatian coast. The transaction should cement the Group's position as one of the leading players in South-East Europe.
- The Group acquired a 10% stake in Rosbank, Russia's second largest retail banking network with close to 800 branches. Rosbank is notably present in high-growth areas such as the Urals, Siberia, the Far East and Moscow. In addition, the Group is currently in negotiations with Rosbank's majority shareholder, Interros, to develop an industrial and commercial partnership

[1] Consolidated in the Group's balance sheet on June 30th 2006 but no impact on the consolidated income statement.

which will support the Russian retail bank's future growth, and this partnership would lead Société Générale to increase its stake in Rosbank from 10% to 20%.

The international networks' contribution to Group results is increasing steadily: net banking income for the quarter was up 13.0%* on Q2 05[1] (+17.0% in absolute terms). For the first half, the increase in NBI was +13.1%* (+17.7% in absolute terms).

Operating expenses increased by 13.5%* reflecting continued investments in growth and productivity: excluding development costs, this increase would have been limited to 7.4%*. First half operating expenses increased by 12.8%* year-on-year.

Gross operating income thus rose by 12.3%* in Q2 06 and the cost/income ratio for the quarter came out at 59.0%.

For the first half, gross operating income increased by 13.6%* on H1 05 and the cost/income ratio came out at 59.0%.

The net allocation to provisions stood at EUR 53 million for the quarter (i.e. 66 bp of risk-weighted assets).

The division's second quarter net income was up 12.5% compared with Q2 05. In the first half, net income rose 15.3% versus H1 05.

ROE after tax stood at a high 37.1% for the quarter and at 38.6% for the first half.

[1] Structure effects: integration of DeltaCredit (Russia) and SGBGE (Equatorial Guinea) in Q1 06. SGBL (Lebanon) was consolidated using the equity method in Q1 06 (previously fully consolidated). Integration of MIBank (Egypt) and Essox (Czech Republic) in Q4 05.

Financial Services

In EUR million	Q2 06	Q2 05	Chg Q2/Q2	H1 06	H1 05	Chg H1/H1
Net banking income	627	521	+20.3%	1,219	1,005	+21.3%
On a like-for-like basis			*+12.1%*			*+12.5%*
Operating expenses	-340	-289	+17.6%	-666	-567	+17.5%
On a like-for-like basis			*+8.3%*			*+7.2%*
Gross operating income	287	232	+23.7%	553	438	+26.3%
On a like-for-like basis			*+16.8%*			*+19.5%*
Net allocation to provisions	-60	-49	+22.4%	-126	-87	+44.8%
Operating income	227	183	+24.0%	427	351	+21.7%
On a like-for-like basis			*+20.8%*			*+19.2%*
Net income	141	116	+21.6%	269	222	+21.2%

	Q2 06	Q2 05	H1 06	H1 05
ROE after tax	17.0%	16.8%	16.6%	16.4%

The Financial Services division comprises two main businesses: Specialised Financing and Life Insurance.

Alongside Retail Banking outside France, **Specialised Financing** is one of the Group's main development priorities. It comprises four business lines: consumer credit in the individual customer segment and, in the business customer segment, vendor and equipment finance, operational vehicle leasing and fleet management and IT asset leasing and management.

The division's acquisitions outside France and the associated investments in organic growth these past years are continuing to have a positive impact on revenue growth. However, revenue growth was held back by two factors: firstly, the increase in refinancing rates, which is not immediately passed on to customers, and, secondly, the progressive year-on-year convergence of the high margins initially seen in maturing markets with the levels normally observed in more mature markets. In Q2 06, 70% of NBI[1] came from outside France (versus 67% in Q2 05); 50% of revenues came from consumer credit, and 50% from business finance and services. The announced expansion projects, concentrated primarily in Central and Eastern Europe and in certain Asian countries, will further boost the weighting of the division's international operations in its revenue-mix.

In the **consumer credit** business, new lending for the second quarter was up 9.7%* on Q2 05. This incorporated an 8.7%* increase on Q2 05 in France[2] and a 10.4%* increase outside France, with notable performances in Russia and Morocco. Outstanding loans were up 16.7%* year-on-year.

The division continued its expansion strategy over the quarter with:

- a number of transactions which complete the Group's platform in Central and Eastern Europe: the completion of the acquisitions of SKT Bank, which will speed up expansion of business in Russia, and of Oster Lizing in Hungary; the announcement of the launch of CrediBul in Bulgaria.
- the announcement of the launch of CrediAgora in Portugal.

1 Excluding life insurance and banking services

2 Excluding loan issuance by the French Networks.

- the announcement of the acquisition of Apeejay Finance in India, in partnership with the Burman family, which will give the Group a foothold in the rapidly growing Indian consumer credit market.

SG Consumer Finance now has a network of subsidiaries spanning 16 countries.

SG Equipment Finance, the European leader in vendor and equipment finance, saw a 9.6%* rise in new financing (excluding factoring) versus Q2 05. Business momentum benefited from sustained expansion outside France (+10.7%*, excluding factoring). High Tech and transport were the best performing sectors.

In operational vehicle leasing and fleet management, **ALD Automotive** continued to expand its fleet under management at a rapid pace (+10.9% on Q2 05 at constant structure), reaching a total of around 627,000 vehicles at end-June 2006. ALD Automotive has the second largest fleet under management in Europe. In Q2 06, ALD Automotive signed a partnership agreement in the Netherlands with Renault CI Financial Services, which should lead to the taking over of the management of Renault CI's existing fleet of 7,800 vehicles.

Overall revenues in **Specialised Financing** rose 7.6%* (+17.9% in absolute terms) in Q2 06 in relation to Q2 05 and 10.3%* in the first half in relation to H1 05. Operating expenses rose by 9.1%* for the quarter (+20.4% in absolute terms), reflecting ongoing investments to boost growth and productivity. First half operating expenses also rose by 9.1%* year-on-year. The increase in the net allocation to provisions was to a large extent due to the integration and development of new activities, especially consumer credit in emerging countries. ROE after tax was 17.4% for the quarter and 17.1% for the first half.

The **Life Insurance** business was largely buoyed by performances from the Société Générale Network and its other distribution channels. Gross premiums were up by 28.1%* on Q2 05, with unit-linked policies attracting 28% of new money. Total revenues for the second quarter were up 30.3%* on Q2 05. First half revenue was up 18.9%* year-on-year.

Overall, the **Financial Services division** saw operating income climb 20.8%* in the first quarter. ROE after tax stood at 17.0%, versus 16.8% in Q2 05.

First half operating income grew by 19.2%* and ROE after tax reached 16.6%.

4. GLOBAL INVESTMENT MANAGEMENT AND SERVICES

In EUR million	Q2 06	Q2 05	Chg Q2/Q2	H1 06	H1 05	Chg H1/H1
Net banking income	775	608	+27.5%	1,544	1,210	+27.6%
On a like-for-like basis			*+25.9%*			*+24.0%*
Operating expenses	-552	-435	+26.9%	-1,075	-850	+26.5%
On a like-for-like basis			*+24.4%*			*+22.2%*
Operating income	222	172	+29.1%	465	359	+29.5%
On a like-for-like basis			*+29.7%*			*+27.7%*
Net income	148	117	+26.5%	312	244	+27.9%
o.w. Asset Management	69	62	*+11.3%*	160	137	*+16.8%*
Private Banking	44	30	*+46.7%*	90	62	*+45.2%*
SG SS & Online Savings	35	25	*+40.0%*	62	45	*+37.8%*

In EUR billion	Q2 06	Q2 05	H1 06	H1 05
Net inflows over the period	10.9	13.7	25.7	19.2
AuM at end of period	397	353	397	353

Global Investment Management and Services comprises asset management (Société Générale Asset Management), private banking (SG Private Banking), Société Générale Securities Services (SG SS) and online savings (Boursorama).

The Global Investment Management and Services arm is one of the Group's main development priorities and saw extremely dynamic organic growth over the second quarter in all its business lines. Overall net inflows for Société Générale Asset Management (SG AM) and SG Private Banking amounted to a high EUR 10.9 billion for Q2 06, while net inflows for the first half rose to EUR 25.7 billion, representing an annualised rate of inflows of 13%. Outstanding assets under management stood at EUR 397 billion[1] at end-June 2006. Taking into account the assets managed by Lyxor AM[2] (EUR 53 billion at end June 2006), total assets under management for the Société Générale Group stood at EUR 450 billion at the end of the first half. Assets under custody for institutional investors increased 18.9% year-on-year to stand at EUR 1,516 billion[3] at end-June 2006.

The business's financial performances for the quarter showed substantial improvements on all fronts: operating income grew by 29.7%* on Q2 05 (+29.1% in absolute terms), while the C/I ratio fell to 71.2% (versus 71.5% in Q2 05). Net income amounted to EUR 148 million, up by 26.5%.

Net income for the first half amounted to EUR 312 million, up by 27.9%.

[1] This figure does not include some EUR 105bn of assets held by customers of the French Networks (investable assets exceeding EUR 150,000)

[2] Whose results are consolidated in the Equity & Advisory business line.

[3] This amount does not include the securities business acquired from Unicredit, which will be consolidated in Q3 06.

Asset Management

Thanks to its capacity for innovation, which is widely recognised by the market, Société Générale Asset Management (SG AM) posted a strong commercial performance in the second quarter of 2006, with net inflows of EUR 8.9 billion. Net inflows for the first half came to EUR 21.3 billion representing 13% of assets under management on an annualised basis. The performance in Q2 06 was in particular attributable to strong inflows into alternative investment products[1], which accounted for 49% of total inflows in the quarter. At the end of June 2006, SG AM managed total assets of EUR 334 billion, up from EUR 298 billion one year earlier, despite the unfavourable price and exchange rate effects which have been felt since the beginning of the year (EUR -5.1 billion and EUR -9.0 billion respectively). This reasserts the Group's position as the fourth largest bank-owned asset manager in the euro zone.

Net banking income for the quarter was up sharply by 17.4%* on Q2 05.

The increase in operating expenses (+19.6%* on Q2 05) was largely attributable to higher performance-linked pay and ongoing investments to secure future growth.

As a result, gross operating income for the quarter rose by 13.5%* on Q2 05.

Gross operating income for the first half was 15.9%* higher than in H1 05.

Private Banking

SG Private Banking continued its rapid expansion. Net inflows totalled EUR 2.0 billion for the second quarter, with all platforms contributing to this excellent performance. Over the first half, net inflows amounted to EUR 4.4 billion, or 15% of assets under management on an annualised basis. Total assets under management amounted to EUR 63 billion at end-June 2006, compared with EUR 55 billion one year earlier.

The division saw a 28.1%* rise in net banking income on Q2 05, as gross margins remained at a high level, in excess of 100 basis points.

Operating expenses increased at a much slower pace than revenues, rising 19.1%* on Q2 05.

As a result, gross operating income for the quarter increased 48.7%* on Q2 05. Similarly, the cost/income ratio improved significantly to 64.6% in Q2 06 versus 69.8% in Q2 05.

First half gross operating income was 48.1%* higher than a year earlier.

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1 Alternative investment covers hedge funds, private equity, real estate, as well as active structured asset management (including dynamic money market funds) and index-fund management.

Société Générale Securities Services (SG SS) and Online Savings (Boursorama)

In a mixed market environment, SG SS delivered strong growth in business volumes.

FIMAT confirmed its excellent positioning, strengthening its share of the global market[1] (6.0% in execution and clearing of listed derivatives for the quarter, versus 5.0% in Q2 05). Trading volumes also rose significantly (+40.0% on Q2 05). FIMAT received awards for best execution in futures and options, equities and forex from Albourne Village, one of the leading internet portals for the Alternative Investment industry.

The **Global Custodian subdivision** saw assets under custody rise 18.9% year-on-year to EUR 1,516 billion at end-June 2006, excluding the securities services business acquired from Unicredit.

Boursorama strengthened its position as a major player in online brokerage and online banking in Europe. At constant structure, order executions for the quarter were up sharply by 53.8% on Q2 05, and outstanding online savings increased 53.1% between end-June 2005 and end-June 2006. In the second quarter, Boursorama also completed the acquisition of CaixaBank France, which was announced at the beginning of the year.

SG SS and Boursorama recorded a 34.5%* increase in net banking income for the quarter compared with Q2 05.

Operating expenses were up 31.3%* on Q2 05, reflecting business expansion over the quarter and the investment policy focused on building up the European custody and administration platform.

Gross operating income for the quarter was up sharply by 50.0%* on Q2 05.

Gross operating income for the first half increased by 44.3%* on H1 05.

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1 Of the main markets of which FIMAT is a member. Excluding Cube Financial, which will be integrated in Q3 06.

5. CORPORATE AND INVESTMENT BANKING

In EUR million	Q2 06	Q2 05	Chg Q2/Q2	H1 06	H1 05	Chg H1/H1
Net banking income	1,832	1,233	+48.6%	3,789	2,783	+36.1%
On a like-for-like basis			*+48.8%*			*+34.8%*
Operating expenses	-1,063	-784	+35.6%	-2,129	-1,627	+30.9%
On a like-for-like basis			*+35.8%*			*+29.4%*
Gross operating income	769	449	+71.3%	1,660	1,156	+43.6%
On a like-for-like basis			*+71.7%*			*+42.4%*
Net allocation to provisions	35	22	59.1%	54	69	-21.7%
Operating income	804	471	+70.7%	1,714	1,225	+39.9%
On a like-for-like basis			*+71.1%*			*+38.6%*
Net income	589	346	+70.2%	1,232	844	+46.0%

	Q2 06	Q2 05	H1 06	H1 05
ROE after tax	48.4%	34.8%	51.2%	44.1%

Despite a mixed market backdrop, **Corporate and Investment Banking** produced an excellent performance in the second quarter, growing revenues by a substantial 48.8%* in relation to Q2 05. Client-driven activity was outstanding, resulting in a sharp 23% increase in revenues on Q2 05, while proprietary trading activities also made a strong contribution.

These results were achieved through gradual and selective allocation of human resources and capital, combined with a stringent risk management policy, particularly regarding market risk: the average VaR remained moderate at EUR 21.8 million for the quarter, versus EUR 24.4 million in Q2 05; the increase in the VaR in relation to Q1 06 (EUR 20.3 million) is mainly due to the integration of new scenarios, the full upside impact of which will not be felt until the third quarter.

First half revenues for Corporate and Investment Banking increased by 34.8%* on H1 05.

Corporate Banking and Fixed Income had a record quarter, with revenues rising by 65.0%* on Q2 05, which constituted the low point of 2005. The fixed income business recorded strong activity across the board; in a buoyant environment, results in commodity derivatives were excellent and the structured finance business made a very strong contribution in the second quarter. Corporate Banking and Fixed Income continued to develop its franchises: Trade Finance Magazine named Société Générale "Best Commodity Bank" for the first time and "Best Structured Commodity Bank" for the fourth year running; in the first half, IFR magazine ranked the Group as the number two bookrunner of corporate euro bond issues and the number three bookrunner of euro bond issues by financial institutions.

The **Equity and Advisory** business posted a strong quarter, with revenues increasing by 34.0%* on Q2 05. Client-driven activity in Equity Derivatives was very robust, as was trading activity, especially arbitrage trading, despite a more challenging environment. The Cash Equity and Advisory business recorded very strong growth in both equity brokerage and primary market activities in Europe. In the latest Thomson Extel survey, the bank once again ranked number one for equity sales and research in France, and moved up to number eight for pan-European equity research, from number 11 in 2005.

The equity derivatives business confirmed its position as the world leader: in 2006, SG CIB was named "Equity Derivatives House of the year" by Risk Magazine and "Structurer of the year, North America" by Structured Products magazine. For the second time, Société Générale and Lyxor received two industry awards at the 2006 Albourne Grannies: "Most reasonable Leverage Provider for Investors" and "Best Managed Account Platform".

Operating expenses in Corporate Banking and Fixed Income rose by 35.8%* on Q2 05. This mainly reflects higher performance-linked pay due to the increase in NBI and the ongoing policy of tight cost control together with targeted investment in line with its strategy of profitable growth.

The cost/income ratio thus came out at a low of 58.0% for the quarter, while gross operating income rose sharply by 71.7%* on Q2 05. For the first half, the cost/income ratio stood at 56.2% and gross operating income rose by 42.4%* on H1 05.

The credit risk environment remained very favourable, enabling the division to make a net provision reversal of EUR 35 million in the quarter (provision reversal of EUR 54 million in H1 06). Few new loans required provisioning and the business was able to reverse some of its specific provisions thanks to an improvement in its counterparties' financial positions, or following the sale or repayment of the corresponding loans under the policy of active management of the credit portfolio. During the second quarter, the division actively continued its policy of using credit derivatives for hedging: over the first half, the CDO and CDS hedging portfolio increased by EUR 13.6 billion to EUR 22.1 billion at the end of June 2006.

The Corporate and Investment Banking business made a high contribution of EUR 589 million to net income, up 70.2% on Q2 05.

For the thirteenth quarter running, the division posted after-tax profitability in excess of 30%: ROE after tax came out at 48.4% for Q2 06, versus 34.8% in Q2 05.

Net income totalled EUR 1,232 million for the first half, up 46.0% on H1 05. ROE after tax was 51.2%, versus 44.1% in H1 05.

6. CORPORATE CENTRE

The Corporate Centre recorded negative net income of EUR 20 million for the quarter, down from a positive EUR 56 million in Q2 05.

Income from the equity portfolio amounted to EUR 75 million for Q2 06, up on Q2 05, reflecting the continued reduction in the portfolio. At June 30th 2006, the IFRS net book value of the industrial equity portfolio, excluding unrealised capital gains, stood at EUR 1.0 billion, representing market value of EUR 1.5 billion.

The Group also booked a one-off charge of EUR 61 million related to an additional provision as part of the restructuring plan for the health insurance scheme for current and retired Group employees. The plan aims at removing the commitment under IAS 19 which was previously booked for this scheme in the Group's accounts.

2006 publications and events

November 9th 2006	**Publication of third quarter 2006 results**
February 14th 2007	**Publication of full-year and fourth quarter 2006 results**

SUPPLEMENTS

CONSOLIDATED INCOME STATEMENT (in millions of euros)	Second quarter 2006	2005	Change Q2/Q2		First half 2006	2005	Change H1/H1	
Net banking income	5,709	4,455	28.1%	+26.6%(*)	11,484	9,204	+24.8%	+22.3%(*)
Operating expenses	(3,489)	(2,897)	20.4%	+19.3%(*)	(6,901)	(5,882)	+17.3%	+15.2%(*)
Gross operating income	**2,220**	**1,558**	**42.5%**	**+40.0%(*)**	**4,583**	**3,322**	**+38.0%**	**+34.7%(*)**
Net allocation to provisions	(152)	(115)	32.2%	+15.6%(*)	(314)	(188)	+67.0%	+60.3%(*)
Operating income	**2,068**	**1,443**	**43.3%**	**+42.1%(*)**	**4,269**	**3,134**	**+36.2%**	**+33.3%(*)**
Net income from other assets	4	(1)	NM		38	165	-77.0%	
Net income from companies accounted for by the equity method	3	8	-62.5%		13	13	+0.0%	
Impairment losses on goodwill	0	(13)	NM		0	(13)	NM	
Income tax	(615)	(366)	68.0%		(1,254)	(873)	+43.6%	
Net income before minority interests	**1,460**	**1,071**	**36.3%**		**3,066**	**2,426**	**+26.4%**	
Minority interests	(140)	(114)	22.8%		(275)	(243)	+13.2%	
Net income	**1,320**	**957**	**37.9%**		**2,791**	**2,183**	**+27.9%**	
Annualised Group ROE after tax (%)	25.7%	22.2%			27.9%	25.9%		
Tier-one ratio at end of period	7.3%	7.8%			7.3%	7.8%		

(*) When adjusted for changes in Group structure and at constant exchange rates.

NET INCOME AFTER TAX BY CORE BUSINESS (in millions of euros)	Second quarter 2006	2005	Change Q2/Q2	First half 2006	2005	Change H1/H1
Retail Banking & Financial Services	**603**	**438**	**+37.7%**	**1,158**	**878**	**31.9%**
o.w. French Networks	354	226	+56.6%	670	466	43.8%
o.w. Retail Banking outside France	108	96	+12.5%	219	190	15.3%
o.w. Financial Services	141	116	+21.6%	269	222	21.2%
Global Investment Management & Services	**148**	**117**	**+26.5%**	**312**	**244**	**27.9%**
o.w. Asset Management	69	62	+11.3%	160	137	16.8%
o.w. Private Banking	44	30	+46.7%	90	62	45.2%
o.w. SG SS + Online Savings	35	25	+40.0%	62	45	37.8%
Corporate & Investment Banking	**589**	**346**	**+70.2%**	**1,232**	**844**	**46.0%**
o.w. Equity & Advisory	274	176	+55.7%	662	395	67.6%
o.w. Corporate Banking & Fixed Income	315	170	+85.3%	570	449	26.9%
CORE BUSINESSES	**1,340**	**901**	**+48.7%**	**2,702**	**1,966**	**37.4%**
Corporate Centre	**(20)**	**56**	**NM**	**89**	**217**	**-59.0%**
GROUP	**1,320**	**957**	**+37.9%**	**2,791**	**2,183**	**27.9%**

QUARTERLY RESULTS BY CORE BUSINESS

	2004 - IFRS (excl. IAS 32 & 39 and IFRS 4)				2005 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2006 - IFRS (incl. IAS 32 & 39 and IFRS 4)			
(in millions of euros)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Retail Banking & Financial Services												
Net banking income	2,274	2,425	2,412	2,557	2,545	2,579	2,633	2,904	2,901	2,991		
Operating expenses	-1,518	-1,596	-1,581	-1,679	-1,670	-1,685	-1,671	-1,807	-1,812	-1,806		
Gross operating income	*756*	*829*	*831*	*878*	*875*	*894*	*962*	*1,097*	*1,089*	*1,185*		
Net allocation to provisions	-152	-154	-137	-146	-134	-143	-150	-187	-175	-184		
Operating income	*604*	*675*	*694*	*732*	*741*	*751*	*812*	*910*	*914*	*1,001*		
Net income from other assets	17	-7	3	6	8	-1	0	0	9	1		
Net income from companies accounted for by the equity method	2	2	1	0	1	2	1	-7	3	1		
Income tax	-213	-231	-236	-255	-248	-250	-268	-304	-298	-325		
Net income before minority interests	*410*	*439*	*462*	*483*	*502*	*502*	*545*	*599*	*628*	*678*		
Minority interests	-54	-58	-56	-50	-62	-64	-64	-62	-73	-75		
Net income	*356*	*381*	*406*	*433*	*440*	*438*	*481*	*537*	*555*	*603*		
Average allocated capital	7,619	7,885	8,073	8,293	8,374	8,692	8,976	9,365	9,749	10,135		
ROE after tax	18.7%	19.3%	20.1%	20.9%	21.0%	20.2%	21.4%	22.9%	22.8%	23.8%		
o.w. French Networks												
Net banking income	1,435	1,467	1,452	1,516	1,520	1,486	1,532	1,651	1,668	1,695		
Operating expenses	-1,009	-1,022	-1,001	-1,037	-1,065	-1,055	-1,035	-1,057	-1,108	-1,071		
Gross operating income	*426*	*445*	*451*	*479*	*455*	*431*	*497*	*594*	*560*	*624*		
Net allocation to provisions	-71	-76	-69	-76	-68	-67	-64	-83	-61	-71		
Operating income	*355*	*369*	*382*	*403*	*387*	*364*	*433*	*511*	*499*	*553*		
Net income from other assets	-3	-6	3	11	0	1	0	1	0	2		
Net income from companies accounted for by the equity method	1	0	0	1	0	1	0	0	0	1		
Income tax	-123	-128	-134	-144	-135	-129	-151	-179	-170	-188		
Net income before minority interests	*230*	*235*	*251*	*271*	*252*	*237*	*282*	*333*	*329*	*368*		
Minority interests	-12	-10	-11	-12	-12	-11	-11	-11	-13	-14		
Net income	*218*	*225*	*240*	*259*	*240*	*226*	*271*	*322*	*316*	*354*		
Average allocated capital	4,649	4,747	4,812	4,871	4,854	5,013	5,147	5,321	5,493	5,646		
ROE after tax	18.8%	19.0%	20.0%	21.3%	19.8%	18.0%	21.1%	24.2%	23.0%	25.1%		
o.w. Retail Banking outside France												
Net banking income	419	509	510	541	541	572	576	656	641	669		
Operating expenses	-258	-312	-312	-341	-327	-341	-349	-402	-378	-395		
Gross operating income	*161*	*197*	*198*	*200*	*214*	*231*	*227*	*254*	*263*	*274*		
Net allocation to provisions	-44	-41	-36	-40	-28	-27	-29	-47	-48	-53		
Operating income	*117*	*156*	*162*	*160*	*186*	*204*	*198*	*207*	*215*	*221*		
Net income from other assets	20	-1	0	-4	8	-2	0	-1	9	-1		
Net income from companies accounted for by the equity method	1	2	1	-1	1	1	1	1	2	3		
Income tax	-42	-49	-49	-50	-54	-57	-55	-58	-58	-58		
Net income before minority interests	*96*	*108*	*114*	*105*	*141*	*146*	*144*	*149*	*168*	*165*		
Minority interests	-41	-46	-42	-36	-47	-50	-49	-48	-57	-57		
Net income	*55*	*62*	*72*	*69*	*94*	*96*	*95*	*101*	*111*	*108*		
Average allocated capital	676	803	836	888	875	919	967	1,074	1,103	1,164		
ROE after tax	32.5%	30.9%	34.4%	31.1%	43.0%	41.8%	39.3%	37.6%	40.3%	37.1%		
o.w. Financial Services												
Net banking income	420	449	450	500	484	521	525	597	592	627		
Operating expenses	-251	-262	-268	-301	-278	-289	-287	-348	-326	-340		
Gross operating income	*169*	*187*	*182*	*199*	*206*	*232*	*238*	*249*	*266*	*287*		
Net allocation to provisions	-37	-37	-32	-30	-38	-49	-57	-57	-66	-60		
Operating income	*132*	*150*	*150*	*169*	*168*	*183*	*181*	*192*	*200*	*227*		
Net income from other assets	0	0	0	-1	0	0	0	0	0	0		
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	-8	1	-3		
Income tax	-48	-54	-53	-61	-59	-64	-62	-67	-70	-79		
Net income before minority interests	*84*	*96*	*97*	*107*	*109*	*119*	*119*	*117*	*131*	*145*		
Minority interests	-1	-2	-3	-2	-3	-3	-4	-3	-3	-4		
Net income	*83*	*94*	*94*	*105*	*106*	*116*	*115*	*114*	*128*	*141*		
Average allocated capital	2,294	2,335	2,425	2,534	2,645	2,760	2,862	2,970	3,153	3,325		
ROE after tax	14.5%	16.1%	15.5%	16.6%	16.0%	16.8%	16.1%	15.4%	16.2%	17.0%		

	2004 - IFRS (excl. IAS 32 & 39 and IFRS 4)				2005 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2006 - IFRS (incl. IAS 32 & 39 and IFRS 4)			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Global Investment Management & Services												
Net banking income	545	551	541	628	602	608	640	734	769	775		
Operating expenses	-395	-400	-397	-446	-415	-435	-455	-547	-523	-552		
Gross operating income	*150*	*151*	*144*	*182*	*187*	*173*	*185*	*187*	*246*	*223*		
Net allocation to provisions	0	-5	-6	4	0	-1	-1	-4	-3	-1		
Operating income	*150*	*146*	*138*	*186*	*187*	*172*	*184*	*183*	*243*	*222*		
Net income from other assets	0	1	-2	3	0	0	0	0	0	0		
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	1	-1		
Income tax	-45	-44	-43	-59	-58	-54	-56	-55	-75	-69		
Net income before minority interests	*105*	*103*	*93*	*130*	*129*	*118*	*128*	*128*	*169*	*152*		
Minority interests	-10	-7	-12	-17	-2	-1	-2	-2	-5	-4		
Net income	*95*	*96*	*81*	*113*	*127*	*117*	*126*	*126*	*164*	*148*		
Average allocated capital	718	806	858	809	825	932	948	936	1,039	1,075		
ROE after tax	52.9%	47.6%	37.8%	55.9%	61.6%	50.2%	53.2%	53.8%	63.1%	55.1%		
o.w. Asset Management												
Net banking income	230	239	253	325	269	259	286	338	333	305		
Operating expenses	-149	-152	-157	-184	-154	-163	-178	-220	-193	-196		
Gross operating income	*81*	*87*	*96*	*141*	*115*	*96*	*108*	*118*	*140*	*109*		
Net allocation to provisions	0	0	-5	5	0	0	0	-2	0	0		
Operating income	*81*	*87*	*91*	*146*	*115*	*96*	*108*	*116*	*140*	*109*		
Net income from other assets	0	1	-1	-2	0	0	0	0	0	0		
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	1	-1		
Income tax	-28	-30	-30	-49	-39	-33	-36	-39	-47	-38		
Net income before minority interests	*53*	*58*	*60*	*95*	*76*	*63*	*72*	*77*	*94*	*70*		
Minority interests	-6	-6	-10	-13	-1	-1	0	-1	-3	-1		
Net income	*47*	*52*	*50*	*82*	*75*	*62*	*72*	*76*	*91*	*69*		
Average allocated capital	264	329	370	337	291	330	313	277	292	298		
ROE after tax	71.2%	63.2%	54.1%	97.3%	103.1%	75.2%	92.0%	109.7%	124.7%	92.6%		
o.w. Private Banking												
Net banking income	122	114	109	118	127	129	135	149	164	164		
Operating expenses	-82	-82	-80	-90	-86	-90	-93	-107	-102	-106		
Gross operating income	*40*	*32*	*29*	*28*	*41*	*39*	*42*	*42*	*62*	*58*		
Net allocation to provisions	0	-4	-2	-1	0	0	-1	0	-2	0		
Operating income	*40*	*28*	*27*	*27*	*41*	*39*	*41*	*42*	*60*	*58*		
Net income from other assets	0	0	-1	0	0	0	0	0	0	0		
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0	0		
Income tax	-8	-5	-5	-5	-9	-9	-7	-8	-14	-14		
Net income before minority interests	*32*	*23*	*21*	*22*	*32*	*30*	*34*	*34*	*46*	*44*		
Minority interests	-2	-1	-2	-3	0	0	0	0	0	0		
Net income	*30*	*22*	*19*	*19*	*32*	*30*	*34*	*34*	*46*	*44*		
Average allocated capital	232	250	265	266	294	328	341	352	391	401		
ROE after tax	51.7%	35.2%	28.7%	28.6%	43.5%	36.6%	39.9%	38.6%	47.1%	43.9%		
o.w. SG SS & Online Savings												
Net banking income	193	198	179	185	206	220	219	247	272	306		
Operating expenses	-164	-166	-160	-172	-175	-182	-184	-220	-228	-250		
Gross operating income	29	32	19	13	31	38	35	27	44	56		
Net allocation to provisions	0	-1	1	0	0	-1	0	-2	-1	-1		
Operating income	*29*	*31*	*20*	*13*	*31*	*37*	*35*	*25*	*43*	*55*		
Net income from other assets	0	0	0	5	0	0	0	0	0	0		
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0	0		
Income tax	-9	-9	-8	-5	-10	-12	-13	-8	-14	-17		
Net income before minority interests	*20*	*22*	*12*	*13*	*21*	*25*	*22*	*17*	*29*	*38*		
Minority interests	-2	0	0	-1	-1	0	-2	-1	-2	-3		
Net income	*18*	*22*	*12*	*12*	*20*	*25*	*20*	*16*	*27*	*35*		
Average allocated capital	222	227	223	206	240	274	294	307	356	376		
ROE after tax	32.4%	38.8%	21.5%	23.3%	33.3%	36.5%	27.2%	20.8%	30.3%	37.2%		

	2004 - IFRS (excl. IAS 32 & 39 and IFRS 4)				2005 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2006 - IFRS (incl. IAS 32 & 39 and IFRS 4)			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Corporate and Investment Banking												
Net banking income	1,178	1,110	1,208	1,231	1,550	1,233	1,496	1,418	1,957	1,832		
Operating expenses	-713	-687	-768	-756	-843	-784	-853	-840	-1,066	-1,063		
Gross operating income	*465*	*423*	*440*	*475*	*707*	*449*	*643*	*578*	*891*	*769*		
Net allocation to provisions	-48	34	36	39	47	22	32	44	19	35		
Operating income	*417*	*457*	*476*	*514*	*754*	*471*	*675*	*622*	*910*	*804*		
Net income from other assets	2	-1	2	13	0	0	1	-12	23	1		
Net income from companies accounted for by the equity method	0	9	3	14	4	6	-5	17	6	6		
Impairment losses on goodwill	0	0	0	0	0	-13	0	0	0	0		
Income tax	-100	-111	-111	-125	-257	-115	-170	-126	-293	-219		
Net income before minority interests	*319*	*354*	*370*	*416*	*501*	*349*	*501*	*501*	*646*	*592*		
Minority interests	-2	-1	-2	-1	-3	-3	-3	-2	-3	-3		
Net income	*317*	*353*	*368*	*415*	*498*	*346*	*498*	*499*	*643*	*589*		
Average allocated capital	3,524	3,581	3,620	3,666	3,686	3,975	4,362	4,570	4,747	4,868		
ROE after tax	36.0%	39.4%	40.7%	45.3%	54.0%	34.8%	45.7%	43.7%	54.2%	48.4%		
o.w. Equity and Advisory												
Net banking income	440	517	560	512	740	643	694	477	1,145	860		
Operating expenses	-316	-329	-374	-336	-378	-379	-416	-361	-560	-501		
Gross operating income	*124*	*188*	*186*	*176*	*362*	*264*	*278*	*116*	*585*	*359*		
Net allocation to provisions	-31	0	-2	-12	19	-2	-1	-3	-1	3		
Operating income	*93*	*188*	*184*	*164*	*381*	*262*	*277*	*113*	*584*	*362*		
Net income from other assets	0	-2	0	0	0	0	0	-1	0	0		
Net income from companies accounted for by the equity method	-1	-1	0	1	0	0	0	0	1	3		
Impairment losses on goodwill	0	0	0	0	0	-13	0	0	0	0		
Income tax	-17	-46	-38	-49	-162	-73	-70	14	-196	-91		
Net income before minority interests	*75*	*139*	*146*	*116*	*219*	*176*	*207*	*126*	*389*	*274*		
Minority interests	0	0	0	0	0	0	0	0	-1	0		
Net income	*75*	*139*	*146*	*116*	*219*	*176*	*207*	*126*	*388*	*274*		
Average allocated capital	428	445	434	378	352	417	423	398	503	611		
ROE after tax	70.1%	124.9%	134.6%	122.8%	248.9%	168.8%	195.7%	126.6%	308.5%	179.4%		
o.w. Corporate Banking and Fixed Income												
Net banking income	738	593	648	719	810	590	802	941	812	972		
Operating expenses	-397	-358	-394	-420	-465	-405	-437	-479	-506	-562		
Gross operating income	*341*	*235*	*254*	*299*	*345*	*185*	*365*	*462*	*306*	*410*		
Net allocation to provisions	-17	34	38	51	28	24	33	47	20	32		
Operating income	*324*	*269*	*292*	*350*	*373*	*209*	*398*	*509*	*326*	*442*		
Net income from other assets	2	1	2	13	0	0	1	-11	23	1		
Net income from companies accounted for by the equity method	1	10	3	13	4	6	-5	17	5	3		
Impairment losses on goodwill	0	0	0	0	0	0	0	0	0	0		
Income tax	-83	-65	-73	-76	-95	-42	-100	-140	-97	-128		
Net income before minority interests	*244*	*215*	*224*	*300*	*282*	*173*	*294*	*375*	*257*	*318*		
Minority interests	-2	-1	-2	-1	-3	-3	-3	-2	-2	-3		
Net income	*242*	*214*	*222*	*299*	*279*	*170*	*291*	*373*	*255*	*315*		
Average allocated capital	3,096	3,136	3,186	3,288	3,334	3,558	3,939	4,172	4,244	4,257		
ROE after tax	31.3%	27.3%	27.9%	36.4%	33.5%	19.1%	29.6%	35.8%	24.0%	29.6%		
Corporate Centre												
Net banking income	-63	-21	-83	-103	52	35	107	34	148	111		
Operating expenses	-41	-22	-1	-62	-57	7	-37	-64	-11	-68		
Gross operating income	*-104*	*-43*	*-84*	*-165*	*-5*	*42*	*70*	*-30*	*137*	*43*		
Net allocation to provisions	0	-1	-7	-25	14	7	-1	7	-3	-2		
Operating income	*-104*	*-44*	*-91*	*-190*	*9*	*49*	*69*	*-23*	*134*	*41*		
Net income from other assets	219	-13	1	-49	158	0	-1	5	2	2		
Net income from companies accounted for by the equity method	1	1	6	1	0	0	0	0	0	-3		
Impairment losses on goodwill	0	0	4	0	0	0	0	-10	0	0		
Income tax	-7	55	46	103	56	53	9	48	27	-2		
Net income before minority interests	*109*	*-1*	*-34*	*-135*	*223*	*102*	*77*	*20*	*163*	*38*		
Minority interests	-10	-18	-15	-29	-62	-46	-50	-51	-54	-58		
Net income	*99*	*-19*	*-49*	*-164*	*161*	*56*	*27*	*-31*	*109*	*-20*		

	2004 - IFRS (excl. IAS 32 & 39 and IFRS 4)				2005 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2006 - IFRS (incl. IAS 32 & 39 and IFRS 4)			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
GROUP												
Net banking income	3,934	4,065	4,078	4,313	4,749	4,455	4,876	5,090	5,775	5,709		
Operating expenses	-2,667	-2,705	-2,747	-2,943	-2,985	-2,897	-3,016	-3,258	-3,412	-3,489		
Gross operating income	*1,267*	*1,360*	*1,331*	*1,370*	*1,764*	*1,558*	*1,860*	*1,832*	*2,363*	*2,220*		
Net allocation to provisions	-200	-126	-114	-128	-73	-115	-120	-140	-162	-152		
Operating income	*1,067*	*1,234*	*1,217*	*1,242*	*1,691*	*1,443*	*1,740*	*1,692*	*2,201*	*2,068*		
Net income from other assets	238	-20	4	-27	166	-1	0	-7	34	4		
Net income from companies accounted for by the equity method	3	12	10	15	5	8	-4	10	10	3		
Impairment losses on goodwill	0	0	4	0	0	-13	0	-10	0	0		
Income tax	-365	-331	-344	-336	-507	-366	-485	-437	-639	-615		
Net income before minority interests	*943*	*895*	*891*	*894*	*1,355*	*1,071*	*1,251*	*1,248*	*1,606*	*1,460*		
Minority interests	-76	-84	-85	-97	-129	-114	-119	-117	-135	-140		
Net income	*867*	*811*	*806*	*797*	*1,226*	*957*	*1,132*	*1,131*	*1,471*	*1,320*		
Average allocated capital	15,831	16,175	16,531	16,868	16,378	17,101	17,816	18,611	19,395	20,387		
ROE after tax	21.9%	20.1%	19.5%	18.9%	29.8%	22.2%	25.2%	24.2%	30.2%	25.7%		

Methodology

On June 30th 2006 the Group reclassified under shareholders' equity two undated subordinated notes previously booked as debt (due to the existence of discretionary clauses relating to the interest payments on these notes, and the absence of early redemption clauses or associated step-up clauses). The reclassification was applied retrospectively to shareholders' equity at January 1st 2005, with an impact of EUR 252m. It had no material impact on results for Q2 06 and H1 06.

Group ROE is calculated on the basis of average Group shareholders' equity under IFRS excluding (i) unrealised or deferred capital gains or losses booked directly under shareholders' equity, (ii) deeply subordinated notes, (iii) the two undated subordinated notes recognised as shareholders' equity, and deducting (iv) interest to be paid to holders of deeply subordinated notes and of the two undated subordinated notes. The net income used to calculate ROE excludes interest, net of tax impact, to be paid to holders of deeply subordinated notes and, as of Q2 06, to the holders of the two undated subordinated notes (i.e. EUR 11 million in Q2 06 and EUR 6 million in Q2 05).

Net assets are comprised of Group shareholders' equity, excluding (i) deeply subordinated notes (EUR 1 billion) and the two undated subordinated notes reclassified in Q2 06 and (EUR 0.3 billion) (ii) interest to be paid to holders of deeply and undated subordinated notes, but reinstating the book value of trading shares held by the Group and shares held under the liquidity contract. The number of shares used to calculate book value per share is the number outstanding at June 30th 2006, excluding treasury shares and buybacks, but taking into account (a) trading shares held by the Group, and (b) shares held under the liquidity contract.

At the end of 2005, the Group announced its decision to sell its shares in SG Cowen & Co via an initial public offering. In accordance with IFRS 5, this IPO will be treated for accounting purposes as the disposal of a group of assets. At June 30th 2006, the IPO had not yet been carried out and the corresponding non-current assets and liabilities classified as held-for-sale largely consisted of securities carried at fair value (EUR 213 millions of assets, mainly bonds, and EUR 135 millions of liabilities). On July 12, 2006, Société Générale offered its shares in SG Cowen & Co via an IPO. The capital gain/loss on this transaction – which will not be significant - will be recognised in the accounts in the third quarter of 2006.

SOCIETE GENERALE

Press Release

Paris, May 30, 2006

General Meeting of Shareholders held on 30 May 2006

- Over 1 200 shareholders attended the meeting held by Société Générale today at La Défense (near Paris).
- Quorum was established at 45,04% (45,45 % in 2005).
- All the resolutions submitted by the Board of Directors were approved.
- The 2005 financial statements and dividend payment of 4.50 euros were approved.
- Two directors' mandates were renewed : Robert DAY and Elie COHEN.
- Two new directors were appointed : Gianemilio OSCULATI and Luc VANDEVELDE.

  Subsequent to these decisions, the Board of Directors comprises 15 members, including 8 independent directors and two directors elected by employees.

Detailed voting results on next page.

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs more than 103,000 people worldwide in three key businesses:
- Retail Banking & Financial Services: Société Générale serves more than 19,8 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 1,521 billion, March 2006) and under management (EUR 402 billion, March 2006).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

PRESS RELATIONS
SOCIETE GENERALE

Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Hélène AGABRIEL
+33 (0)1 42 14 97 13

Laura SCHALK
+33 (0)1 42 14 52 86
Mireille MOURTADA
+33 (0)1 42 14 58 19

COMM/PRS
Tour Société Générale
92972 Paris La Défense cedex
France
Fax: +33 (0)1 42 14 28 98
www.socgen.com

SOCIETE GENERALE
A French corporation with share capital of EUR 542,860,226,25
552 120 222 RCS PARIS

Results

Resolutions	For %	Against %	Abstention %	SUM number of votes
1	99.01	0.71	0.28	237 434 977
2	99.58	0.14	0.28	237 434 977
3	99.73	0.04	0.23	237 434 977
4	98.86	0.90	0.24	237 434 977
5	86.31	13.41	0.28	237 434 977
6	99.51	0.17	0.32	237 434 977
7	99.50	0.17	0.33	237 434 977
8	99.38	0.27	0.35	237 434 977
9	83.32	16.42	0.26	237 434 977
10	99.66	0.09	0.25	237 434 977
11	99.65	0.10	0.25	237 434 977
12	98.70	1.05	0.25	237 434 977
13	98.64	1.10	0.26	237 434 977
14	74.51	25.29	0.20	237 434 977
15	97.63	2.09	0.28	237 434 977
16	72.01	27.75	0.24	237 434 977
17	72.40	27.34	0.26	237 434 977
18	91.79	7.92	0.29	237 434 977
19	85.77	14	0.23	237 434 977
20	76.49	23.27	0.24	237 434 977
21	67.23	32.53	0.24	237 434 977
22	99.42	0.23	0.35	237 434 977
23	99.75	0.04	0.21	237 434 977

Resolutions	Object
1	Approval of 2005 parent company financial statements
2	Allocation of income and dividend payment
3	Approval of 2005 consolidated financial statements
4	Approval of related party agreements
5	Renewal of the Director's mandate of Robert DAY
6	Renewal of the Director's mandate of Elie COHEN
7	Appointment of Gianemilio OSCULATI as Director
8	Appointment of Luc VANDEVELDE as Director
9	Setting of the annual amount of attendance fees at EUR 750,000
10	Renewal of the statutory auditors' mandate of Deloitte et Associés
11	Renewal of the statutory auditors' mandate of Ernst & Young Audit
12	Renewal of the mandate of Alain Pons as substitute statutory auditor for Deloitte et Associés
13	Renewal of the mandate of Gabriel Galet as substitute statutory auditor for Ernst & Young Audit
14	Authorization for the Company to buy and sell its own shares up to a limit of 10% of its capital stock
15	Delegation to carry out capital increases up to a maximal nominal amount of EUR 220 million (ordinary SG shares) or EUR 6 billion (debt securities), from which shall be deducted those limits set in the 16 to 18 resolutions
16	Delegation to carry out capital increases up to a maximum nominal amount of EUR 110 million (ordinary SG shares) or EUR 6 billion (debt securities), to be deducted from the limits set in resolution 15
17	Authorization to increase the size of a capital increase if the amount of subscriptions exceeds the initial amount of the issue, up to a limit of 15% of the initial issue and subject to the limits specified in the 15 and 16 resolutions
18	Authorization to increase capital stock to a maximum of 10% and subject to the limits specified in 15 and 16 resolutions, in remuneration for contributions of capital stock or of securities granting entitlement to the capital stock of another company, where these contributions are not part of a public exchange offer
19	Authorization to carry out capital increases reserved for subscribers to a Group or Company savings plan, up to a limit of 3.5% of capital stock
20	Authorization to allocate share subscription or purchase options, up to a maximum limit of 4% of capital stock – which constitutes a global limit for the 20 and 21 resolutions
21	Authorization to grant existing shares or shares to be issued as restricted shares, up to a limit of 2% of capital stock and within the overall limit of 4% of capital stock applicable to 20 and 21 resolutions
22	Authorization to cancel treasury stock held by the Company, up to a maximum limit of 10% of the total number of shares per 24 month period
23	Delegation of authority

SOCIETE GENERALE

RECEIVED
2006 SEP -6 P 1:42
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Press Release

Paris, June 6th 2006

The Société Générale Group announces the acquisition of a 10% minority stake in Rosbank from Interros.

The Société Générale Group announces the acquisition of a 10% minority stake in Rosbank from Interros for USD 317 m.

In addition the Société Générale Group and Interros have decided to enter into exclusive negotiations to implement an industrial and commercial cooperation to support Rosbank's future development. The implementation of this agreement would be accompanied by the increase of Société Générale's stake from 10% to 20%, based on the same price paid for the initial stake.

Rosbank is a powerful player in the Russian banking market (i.e. n°2 in retail). With almost 800 branches, its retail network covers more than 80% of Russia, with a high focus on fast growing regions, such as the Urals, Siberia, the Far East and Moscow. Being one of the most dynamic banking players in Russia, Rosbank was able to sustain a high level of ROE by capturing leading positions in plastic card (n°4) and in retail loans (within the top 3), resulting in a 40% annual average growth of its assets and of its customer deposits in the past three years.

As part of this process Interros has decided not to proceed at this time with the Rosbank initial public offering and the listing on the London Stock Exchange. The principle of a future floatation remains a shared goal of the two partners.

Société Générale with 4,700 employees, is already present in Russia, mainly through its subsidiary Banque Société Générale Vostok (BSGV) which has 25 branches as of December 2005 mostly in Moscow and Saint Petersburg, and by Rusfinance which is one of the leaders in Consumer Finance in Russia after its acquisitions of Promek Bank in 2005 and the pending acquisition of SKT Bank, as well as DeltaCredit which is a leader in mortgage lending in Russia.

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs more than 103,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 19,8 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 1,521 billion, March 2006) and under management (EUR 402 billion, March 2006).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

PRESS RELATIONS
SOCIETE GENERALE

Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Hélène AGABRIEL
+33 (0)1 42 14 97 13

Laura SCHALK
+33 (0)1 42 14 52 86
Mireille MOURTADA
+33 (0)1 42 14 58 19

COMM/PRS
Tour Société Générale
92972 Paris La Défense cedex
France
Fax: +33 (0)1 42 14 28 98
www.socgen.com

SOCIETE GENERALE
A French corporation with share capital of EUR 542,860,226,25
552 120 222 RCS PARIS

Rosbank

Joint Stock Commercial Bank "ROSBANK" (Open joint-stock company) is one of the largest privately owned banks in Russia. It has consistently maintained its presence as one of the top 10 banks in Russia.

As of December 31, 2005:

- Assets 213 billions of roubles
- Equity 22.8 billions of roubles
- Employees 18. 5 thousands
- Customers
  - Corporates 7 600
  - SME 58 000
  - Individuals over 2.9 million.

ROSBANK's primary activities include retail and corporate banking, investment banking, treasury related operations, trade finance, asset management, private banking, custody and depositary services, international and domestic settlement services, credit card services.

«Interros»

«Interros» is one of the largest private investment companies in Russia. The market value of assets under its management exceeds US$20 billion. The companies under «Interros» management produce about 1.4% of Russia's GDP.

The company's assets are invested mainly in the metallurgy and mining («Norilsk Nickel», «Polyus Gold» Mining Company) and power plant engineering («Power Machines») industries, the financial sector (ROSBANK, «Soglasie» insurance company), agriculture and food-processing industry («APK «Agros»), the media («Prof-Media»), housing and communal services («Novogor») and the real estate sector («Open Investments»).